UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 29, 2015.	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that:

I.                              The Ordinary General Shareholders’ Meeting held on today’s date, on second call, has passed all the proposals submitted to the shareholders’ approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company’s website (www.grifols.com).

In this connection, the Ordinary General Shareholders’ Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company’s Articles of Association, equal to Euro 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 8 June 2015. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend.

Also, the ordinary General Shareholders’ Meeting has passed the distribution of EUR 100,849,671 in concept of ordinary dividend against the results of the fiscal year ended as at 31 December 2014 that will be paid on 8 June 2015, in the terms resulting from the notice attached hereto as Annex 3.

II.                         The Board of Directors, at its meeting held on today’s date, has passed (i) the appointment of Mr. Iñigo Sánchez-Asiaín Mardones as Coordinating Director of the Board of Directors, (ii) the appointment of Ms. Núria Martín Barnés as Secretary non-member of the Board of Directors, (iii) the appointment of Mr. Raimon Grifols Roura as Vice secretary of the Board of Directors, and (iv) the reorganization of the Audit Committee and the Appointments and Remunerations Committee, resulting their current composition in Annex 4 to this notice.

In Barcelona, on 29 May 2015

Mr. Raimon Grifols Roura
Vice-Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

ANNEX 1

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL

SHAREHOLDERS’ MEETING

(28/ 29 May 2015)

First.                                     Review and approval, as the case may be, of the individual annual accounts and management report, as well as of the proposal for allocation  of results relating to fiscal year ended December 31, 2014, and approval of a preferred dividend corresponding to Class B shares.

A.            To approve the Company’s individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2014, which show a profit of EUR 205,197,369.

The Company’s individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.            In accordance with the submitted annual accounts, to approve the following allocation of results:

To voluntary reserve	EUR	17,096,208
Mandatory dividend for Class B shares	EUR	1,307,126
Dividend	EUR	186,794,035
TOTAL	EUR	205,197,369

From the dividend entry, Euro 85,944,364 was distributed to the shareholders on December 4, 2014 as interim dividend on account of 2014 results, by virtue of the resolution passed by the Board of Directors on October 20, 2014. Thus, the amount pending to be distributed in concept of dividends amounts to Euro 100,849,671, which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 8, 2015.

Likewise, the mandatory preferred dividend will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 8, 2015.

Second.                        Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2014.

To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to fiscal year ended December 31, 2014.

The consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.                               Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2014.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2014.

Fourth.                         Re-election of auditors of the individual annual accounts.

To re-elect as auditors of the Company’s individual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditorίa de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2015. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2015.

Fifth.                                    Re-election of auditors of the consolidated annual accounts.

To re-elect as auditors of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditorίa de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2015. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2015.

Sixth.                                   Amendment of the Articles of Association:

6.1.-                   Amendment of articles 13, 14, 15 and 17 of the Articles of Association, related to the functioning of the General Shareholders’ Meeting, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance, as well as introducing substantive and technical improvements in their wording.

In view of the mandatory report of the Board of Directors, amend articles 13, 14, 15 and 17 of the Articles of Association, related to the functioning of the General Shareholders’ Meeting, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance, as well as introducing substantive and technical improvements in their wording. The mentioned articles will read as follows (in italics):

Article 13.-               The General Shareholders’ Meetings may be either ordinary or extraordinary. The ordinary General Shareholders’ Meeting must be held within the first six months of each fiscal year in order to approve, if applicable, the corporate management, the annual accounts for the previous fiscal year and the allocation of the results. Any other shareholders’ meeting will be deemed Extraordinary.

Extraordinary Meetings shall be held whenever the Board deems it convenient on its own initiative or upon the request of one or several shareholders holding at least 3% of the share capital, who must state in their request the matters to be addressed at the Meeting.

In such case, the Meeting shall be called to be held within the two months following the date on which a notarial demand requesting the Board to call the Meeting was served.

Article 14.- Calling of the General Shareholders’ Meeting.-

1.                                      Both the Ordinary and the Extraordinary General Shareholders’ Meetings must be called according to the legal requirements in force at least one month in advance from the date set for the meeting, except in those cases where the Law might have foreseen other terms, by means of a notice published in, at least, the following media:

a)             The Official Gazette of the Commercial Registry or one of the major newspapers in circulation in Spain.

b)             The web page of the Spanish Securities Exchange Commission.

c)              The Company’s web page.

Notwithstanding the foregoing, when the Company offers the shareholders the genuine possibility of voting by electronic means made available to all of them, the extraordinary General Meetings may be called with a minimum prior notice of fifteen (15) days. This reduction in the term to call the meeting will require an express resolution by the Ordinary General Meeting passed by, at least, two thirds (2/3) of the subscribed share capital with voting rights; the validity of this resolution must not exceed the date on which the next meeting is to be held.

The notice published on the Company’s corporate web page will be kept available uninterruptedly at least until the General Shareholders’ meeting takes place.

2.                                      The notice must state, in addition to the statements required by article 517 of the Companies Act, the name of the Company, the date and time of the meeting, the agenda, which shall include the matters to be addressed thereat, and the position held by the person or persons issuing the notice; the notice may also set forth the date on which the meeting shall be held, as the case may be, upon second call.

3.                                      Shareholders representing at least three per cent (3%) of the share capital may request the publication of a supplement to the call of the Ordinary General Shareholders’ Meeting including one or more items in the agenda of the call and to file justified resolution proposals regarding matters already included or that should be included in the agenda, as long as these new proposals are accompanied by a justification or, if applicable, by a justified resolution proposal. This right must be exercised by means of a certified notification, which must be received at the Company’s registered office within five (5) days of the publication of the call to the meeting.

The supplement to the call to the meeting must be published at least fifteen (15) days prior to the date set for the meeting.

Article 15.- Quorums for holding of a General Shareholders’ Meeting.- Except for those cases for which the Law, the Company’s current Articles of Association or the General Shareholders’ Regulations provide a higher quorum, the General Shareholders’ meetings shall be validly summoned on first call when the shareholders who are present or represented hold, at least, 25% of the subscribed share capital with voting rights and, upon second call, the meeting shall be validly held regardless of the amount of the share capital present at the meeting.

Article 17.- System of majorities at the General Shareholders’ Meeting.-

The resolutions shall be passed by simple majority of votes among the shareholders present or represented by proxy, except in those cases for which the Law or the Articles of Association provide a higher quorum.

6.2.-                   Amendment of articles 20 and 24.ter of the Articles of Association and inclusion of article 24.quáter, all of them concerning the composition of the Board of Directors and the Board’s committees, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance.

In view of the mandatory report of the Board of Directors, amend articles 20 and 24.ter of the Articles of Association, and include article 24.quáter, all of them concerning the composition of the Board of Directors and the Board’s committees, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance. The mentioned articles will read as follows (in italics):

Article 20.- Structure of the Board of Directors and term of office as director.- The management and legal representation of the Company will correspond to the Board of Directors, which shall be composed of a minimum of three and a maximum of fifteen directors.

Directors shall be appointed and dismissed by the General Shareholders’ Meeting and will serve in their positions for four years, albeit the possibility of their indefinite re-election for the same periods of time.

Article 24.ter.- Audit Committee.-

1.              The Audit Committee shall be composed of a minimum of three (3) directors and a maximum of five (5), to be appointed by the Board of Directors taking into account their knowledge, competence and experience in accounting, audit and risk management and Committee duties. The Audit Committee shall be exclusively composed by non-executive directors of which at least two must be independent directors.

2.              The Chairperson of the Committee, whose position shall be held by an independent director, will be appointed by the Board of Directors. The Chairperson shall be replaced every four (4) years, being eligible for re-election only after one (1) year has elapsed since his dismissal. The Board of Directors will appoint the Secretary of the Audit Committee, who may be (a) one of the members of the Audit Committee (being, in such case, Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Audit Committee (being, in such case, Secretary non-member of the Audit Committee), or (c) the Secretary or a Vice secretary of the Board of Directors of the Company (being, in such case, Secretary non-member of the Audit Committee). The Secretary shall record in the minutes the resolutions passed at each Meeting of the Committee and report to the full Board of Directors through its Chairperson. The Audit Committee shall be deemed validly held when it is attended by half plus one of its members, either present or represented by proxy. Resolutions shall be passed by absolute majority of the members of the Board present at the meeting. In the event of a tie, the Chairperson shall have the casting vote.

3.              Notwithstanding the provisions of the Law, of these Articles of Association or other commitments assigned to it by the Board of Directors, the Audit Committee shall have the following basic responsibilities:

(a)         To inform the General Shareholders’ Meeting of any issues raised on matters for which the Committee is responsible;

(b)         To supervise the efficiency of the Company’s internal control, internal audit and risk management systems, including those related to tax matters, as well as discussing, with the auditor, any major flaws in the control system identified during the audit process;

(c)          To monitor the preparation and presentation process of the perceptive financial information;

(d)         To submit to the Board of Directors any proposals regarding the selection, appointment, re-election and substitution of the external auditor, including the terms of his contract and requests for information on the audit strategy and execution, in addition to performing his duties independently;

(e)          To establish the appropriate relationships with the external auditor to receive information about any issues that may put his independence at risk, and which the Audit Committee will examine, and any other issues regarding the development of the audit of accounts process, as well as any notifications required in the audit of accounts legislation and in the audit regulations. In any case, annually receive from the external auditors a statement of their independence in relation to the entity, or any entities directly or indirectly related to it, as well as any information on any kind of ancillary services provided and the corresponding fees paid by these entities to the external auditor or the persons or entities related to it in accordance with the account audit legislation;

(f)            Prior to issuing the audit of accounts report, annually issue a written opinion on the independence of the auditor. This opinion must include, at the very least, an assessment of the provided ancillary services mentioned above, which shall be individually and jointly assessed, different from the legal audit, and on the subject of the independence status or audit regulations; and

(g)         To inform the Board of Directors in advance about any issues set out in the Law, the Articles of Association and the Board’s Regulations, and specifically about:

1.              any financial information that the company must make public from time to time;

2.              the creation or acquisition of shares in special purpose entities or in entities resident in countries or territories that are considered tax havens; and

3.              transactions with related parties.

4.              The Audit Committee shall meet as regularly as required to ensure the correct development of its duties.

5.              Any member of the executive board or the staff of Company whose presence is required by the Chairperson is obliged to attend the meetings of the Committee and to provide the assistance and information requested. The Chairperson may also request the attendance of the auditors to the meetings;

6.                   The Audit Committee may seek the advice of external consultants in order to ensure a better performance of its functions.

Article 24.quater.- Appointments and Remuneration Committee.-

1.                   The Appointments and Remunerations Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience and of the Committee’s duties. The Appointments and Remunerations Committee shall be exclusively formed by non-executive directors, of which at least two (2) will be independent directors.

2.                   The Board of Directors shall appoint the Chairperson of the Appointments and Remuneration Committee. The position of Chairperson will necessarily be held by an independent director.

3.                   The Board of Directors shall appoint the Secretary of the Appointments and Remuneration Committee, who may be (a) one of the members of the Appointments and Remuneration Committee (who, in such case, will be Secretary member of the Appointments and Remuneration Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Appointments and Remuneration Committee (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee, or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee). The Secretary shall draft the minutes of the resolutions adopted at each Committee meeting and report to the Board of Directors via their Chairperson. The Appointments and Remuneration Committee shall be validly formed when half of its members plus one are present or represented and their resolutions are approved by absolute majority of the represented votes. If there is a tied vote, the vote of the Chairperson of the Committee is final

4.                   Without prejudice to other duties assigned by the Board, the Appointments and Remunerations Committee will have the following basic responsibilities:

a)        To review the competence, knowledge and experience necessary on the Board, specifying the essential duties and aptitudes that each candidate must possess to fill each position in addition to assessing the time and commitment needed to perform their duties efficiently;

b)        To specify a representation target of the sex that is least represented in the Board of Directors and prepare guidelines to achieve said target;

c)         To submit to the Board of Directors any proposals to appoint, re-elect and/or dismiss independent directors to be appointed by co-option powers or the approval of the General Shareholders’ Meeting, as well as any proposal for the re-election or dismissal of said directors by the General Shareholders’ Meeting;

d)        To report the appointment proposals of the remaining directors to be appointed by co-option powers or the approval of the General Shareholders’ Meeting;

e)         To report the appointment or dismissal proposals of senior executives and the basic terms of their contracts;

f)           To examine and organize the succession of the Chairperson of the Board of Directors and the chief executive officer and, as the case may be, to make proposals to the Board so that said succession takes place in an orderly and well planned manner; and

g)        To propose to the Board of Directors the remuneration policy of the directors and general managers or anyone performing top-level management duties under the direct supervision of the Board, executive committees or directors, as well as the individual remuneration and other contractual terms regarding the executive directors, ensuring its fulfilment.

5.                   Any member of the management team or personnel of the Company shall be obliged to attend the Committee meetings and provide their assistance and access to information they may have, when their presence is required by the Chairperson.

6.                   The Appointments and Remunerations Committee shall meet when the Company Board of Directors or the Chairperson requests a report or the adoption of a proposal and in any case, whenever it is deemed appropriate for the smooth running of its duties. In any case, it will meet once (1) a year to prepare information on remunerations to Directors which the Board of Directors must approve and include in the annual public documentation.

6.3.-                    Inclusion of articles 20.bis and 21.ter in the Articles of Association, both concerning the remuneration of the Board of Directors, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance.

In view of the mandatory report of the Board of Directors, include articles 20.bis and 21.ter in the Articles of Association, both concerning the remuneration of the Board of Directors, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance. The mentioned articles will read as follows (in italics):

Article 20.bis.- Remuneration of the Board of Directors

The position of director shall be remunerated. The directors’ remuneration shall be a fixed amount. For such purpose, and at least every three years and valid for the three fiscal years following the year it is approved, the General Shareholders’ Meeting shall approve the remuneration of directors’ policy, which shall necessarily determine the maximum amount of the annual remuneration to be paid to all the directors. In addition, the Board of Directors shall distribute said remuneration among its members, by means of a board resolution, taking into account the duties and responsibilities of each director, the membership to board committees and other relevant objective circumstances. Said resolution of the Board of Directors will not be necessary provided the General Shareholders’ Meeting directly resolves on the distribution among the members of the Board of Directors.

Notwithstanding the foregoing, the directors will have the right to be refunded on the expenses incurred upon while holding their office, and to receive remuneration for performing their executive duties specified in the contracts approved in accordance with the Capital Company’s Act, as long as it adjusts to the directors remuneration policy approved by the General Shareholders’ Meeting pursuant to the Company’s Corporate Governance System and any applicable legal provision.

Article 21.ter.- Annual report on directors’ remuneration.- The Board of Directors shall annually pass a report on directors’ remuneration, whose content shall comply with the law and regulations in force.

Seventh. Amendment of the Regulation of the General Shareholders’ Meeting.

7.1.-                    Amendment of article 7 of the Regulation of the General Shareholders’ Meeting, concerning the competences of the General Shareholders’ Meeting, in order to adapt its content to the latest amendments of the Companies Act on matters of corporate governance.

In view of the mandatory report of the Board of Directors, amend article 7 of the Regulation of the General Shareholders’ Meeting, concerning the competences of the General Shareholders’ Meeting, in order to adapt its content to the latest amendments of the Companies Act on matters of corporate governance. The mentioned article will read as follows (in italics):

Article 7. Competence of the General Meeting

1.                  The General Shareholders’ Meeting, duly called and summoned, shall decide on all matters relating to its competence, in accordance with the Law and the Articles of Association.

2.                  In particular, the General Shareholders’ Meeting shall be in charge of passing the following resolutions:

(a)              the approval, as the case may be, of the corporate management and of the annual accounts and the allocation of the results;

(b)              the appointment and dismissal of the members of the Board of Directors;

(c)               the appointment and removal, in accordance with the legal requirements, of the Auditors;

(d)              the amendment of the Articles of Association;

(e)               the increase and reduction of the share capital, with suppression, if applicable, of the preferential subscription right; the delegation to the Board of Directors, within the terms foreseen by law, of the authority to set the date or dates for the execution of the agreed capital increase; the authorisation to the Board of Directors to increase the capital pursuant to the provisions contained in article 297.1.b of the Companies Act (Ley de Sociedades de Capital);

(f)                 the issuance of numbered series of bonds or other securities, whether convertible or not, that may recognise or create a debt;

(g)              the transformation, merger, split-off and dissolution of the Company, as well as those transactions with an effect equal to the liquidation of the Company;

(h)              the establishment, pursuant to any legal requirements, of the remuneration policy of the Board of Directors, which shall be adjusted, where applicable, to the laid down statutory remuneration system, and the application, as the case may be, of board members and company officers payment systems, through the distribution of shares, of option rights over the shares, or of incentives related to the value of the Company shares;

(i)                 the authorisation for the derivative acquisition of own shares;

(j)                 the exercise of the Company’s action for liability, according to requirements established by Law;

(k)               the approval and amendment of the Regulations of the General Shareholders’ Meeting;

(l)                 the creation of a corporate web page;

(m)            the acquisition, transfer or contribution of essential assets to another company;

(n)              the transfer to controlled entities of essential activities developed until that point by the Company, although the Company retains full control of said entities; and

(o)              any other matter attributed to it by law of by the Articles of Association.

7.2.-                        Amendment of articles 8, 9, 16 and 19 of the Regulation of the General Shareholders’ Meeting and inclusion of a new article 20.bis, all of them concerning the functioning of the General Shareholders’ Meeting, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance.

In view of the mandatory report of the Board of Directors, amend articles 8, 9, 16 and 19 of the Regulation of the General Shareholders’ Meeting and include a new article 20.bis, all of them concerning the functioning of the General Shareholders Meeting, in order to adequate their content to the latest amendments of the Companies Act on matters of corporate governance the mentioned articles will read as follows (in italics):

Article 8. Calling of the General Shareholders’ Meeting

1.                  The Board of Directors of the Company must call the General Shareholders’ Meeting, both ordinary or extraordinary, following the requirements foreseen in the Law and in the Articles of Association, by means of a notice published in, at least, one of the following media:

a)             The Official Gazette of the Commercial Registry or one of the major newspapers in circulation in Spain.

b)             The web page of the Spanish Securities Exchange Commission.

c)              The Company’s web page.

The calling of the General Shareholders’ Meeting must be published at least one (1) month in advance from the date set for the meeting. This does not contravene any events in which the Law foresees different terms for the calling of the meeting.

Notwithstanding the foregoing, the Extraordinary General Meetings may be called with a minimum prior notice of fifteen (15) days, provided always that the Company offers its shareholders the actual possibility of voting by electronic means. This reduction in the term to call a meeting will require an express resolution of the Ordinary General Shareholders’ Meeting, passed by, at least, two thirds (2/3) of the subscribed share capital with voting rights; the validity of the resolution must not exceed the date on which the next meetings is to be held.

The notice of the calling shall state, in addition to the statements required by article 517 of the Companies Act, the name of the company, the date, and time of the General Shareholders’ Meeting, the agenda with all the matters to be discussed therein, as well as the position held by the person or persons issuing the notice and it may also state the date in which, if applicable, the meeting shall be held on second call. Between the first and second call a period of, at least, twenty-four (24) hours must elapse.

2.                  Shareholders representing, at least, three per cent (3%) of the share capital may request that a supplement to the notice of the Ordinary General Shareholders’ Meeting be published, including one or more items in the agenda and filing justified proposals covering matters already included or that should be included in the agenda, as long as these new items are accompanied by a justification or, if applicable, by a justified resolution proposal . This right may be exercised by means of certified notification, which must be received at the registered office within five (5) days following the date of publication of the notice.

The supplement to the notice of the meeting must be published at least fifteen (15) days prior to the date set for the General Meeting.

3.                  The General Shareholders’ Meeting shall be called:

(a)              If ordinary, within the first six (6) months of each fiscal year;

(b)                        If extraordinary, whenever the Board of Directors deems it to be convenient;

(c)                         In any case, when requested, via Notary Public document, by one or several shareholders representing at least three per cent (3%) of the share capital, stating in said request the items to be discussed at the General Meeting. In such a case, the Meeting shall be called to be held within two (2) months following the date on which the Board of Directors was notarially required to call it.

If the General Meeting has not been called within the legally established term, it can be called, upon request of any shareholder, in case of ordinary General Meeting, or upon the request of the shareholders referred to in the section (c) above, by the Judge of the Commercial Court of the jurisdiction in which the Company’s registered office is located.

Article 9. Information right available for shareholders prior to the holding of the General Meeting

1.                  Information on the Company’s corporate web page

As of the date of publication of the notice of calling of the General Meeting, shareholders shall have the right to obtain information on the Company’s web page concerning:

(a)         the full text of the calling of the meeting;

(b)              the total number of shares and voting right as at the date of the calling;

(c)               the documents that must be presented at the Meeting and, in particular, the reports of the directors, auditors and independent experts;

(d)              the complete text of the proposed resolutions formulated by the Board of Directors concerning each and every item in the agenda for the Meeting or, in relation to those items for information purposes only, a report from the competent bodies, commenting each one of said items. The proposed resolutions submitted by the shareholders will also be included as they are received;

(e)                        in the event of the appointment, ratification or reelection of the members of the Board of Directors, the identity, curriculum and category to which each of them belong, as well as the proposal and reports specified in the Companies Act. If it were a legal person, the information must include that corresponding to the natural person to be appointed to permanently carry out the duties of the position;

(f)                          any other documents that must be made available by Law to the shareholders regarding the items in the agenda;

(g)                       the forms that will have to be used for distance voting and granting of representation, which in accordance with the provisions contained in the Articles of Association and these Regulations, must be made available to shareholders, except for when the forms are sent directly by the Company to each shareholder. In the event they cannot be published on the web page due to technical reasons, the Company must indicate on such web page how to obtain the paper forms, which it will have to send to all shareholders who request them;

(h)                       any other information that the Board of Directors deems appropriate for the full effectiveness of the shareholders’ information rights.

The notice published on the Company’s corporate web page will be available uninterruptedly until the General Shareholders’ meeting is held.

2.              Request for prior information

(a)                       Up to the fifth day prior to the date foreseen for the General Meeting, the shareholders shall have the right to request from the Board of Directors any information or clarification they may require about the items included in the agenda, or to formulate in writing any questions they may deem pertinent. Likewise, in the event that Company shares were quoted on an official secondary market, the shareholders shall have the right to request, within the same period, any information or clarification or to formulate in writing any questions concerning the information accessible to the general public that has been provided by the Company to the

National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Meeting was held.

(b)                   The Board of Directors shall be obliged to provide the required information in writing up to the day the General Meeting is held, unless that information is unnecessary to protect the rights of the shareholder, or there are objective reasons to believe that it could be used for non-corporate reasons or that its publicity could damage the company or any related companies. Notwithstanding the above, in no case shall the request for information be denied when such request is backed up by shareholders representing at least twenty five per cent (25%) of the share capital.

(c)                    The Company’s corporate web page shall include any valid written requests for information, clarifications or questions, as well as the responses provided in writing by the Board of Directors.

(d)                   The requests for information referred to in the preceding section (a) shall be made by means of a delivery of the request at the registered office, or by post delivery or any other means of distance electronic communication.

The only distance electronic communication means to be admitted will be those in which the electronic document based on which the request for information is carried out incorporates a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica) or that, without observing the requirements for the recognised electronic signature, such were deemed to be valid by the Board of Directors due to the fulfilment of the adequate guarantees as to the authenticity and identification of the shareholder who is exercising his voting right.

Article 16. Chairperson’s Speech and Participations

1.                       Once the General Meeting has been summoned, the Chairperson shall invite the shareholders who wish to speak in order to request information regarding the items in the agenda, to make this known to the Secretary, or as the case may be, to the Notary Public, or to those assisting them, indicating his name and surnames, the number of shares they own or, if applicable, they represent. If they wish to request that their participation should be recorded literally in the Minutes of the Meeting, they will have to deliver it in writing at that moment to the Notary or the Secretary.

2.                  Before starting the round of speeches, the Chairperson will present to the General Shareholders’ Meeting the most relevant aspects of the fiscal year and the Board of Directors proposals, being able to require the attendance of the remaining members of the Board of Directors, of the Secretary and the managers of the Company.

3.                  After the Chairperson has finished his speech and once the Board table presiding the Meeting has the list of shareholders who wish to speak and, in any case, before voting on the matters included in the agenda, the shareholders’ turn to speak will be opened in the order in which they are called by the presiding Board table.

4.                  The Chairperson of the Audit Committee or, in his absence, a member of such Committee will answer any questions and requests for information regarding any issues within the competence of the Audit Committee, without prejudice to the faculty to inform of the remaining members of the Board of Directors.

5.                  The Board of Directors shall be obliged to provide the information or clarifications concerning the items in the agenda that the intervening shareholders may request verbally. In the case of not being able to satisfy the right of the shareholder at that moment, the Board of Directors shall be obliged to facilitate the relevant information in writing within seven (7) days following the end of the Meeting, unless the information is unnecessary to protect the rights of the shareholder, or there are objective reasons to believe that it could be used for non-corporate reasons or that its publicity could damage the company or any related companies.

The information cannot be denied when the request is backed by shareholders who represent at least twenty-five per cent (25%) of the share capital.

Article 19. Voting and passing of resolutions

1.                  Following the aloud reading by the Secretary, which may be waived when no shareholder opposes it, of the proposals of resolutions, voting shall take place firstly on the proposals formulated by the Board of Directors and, in such case, it shall then pass to voting on those made by other proposers in such events as set forth in the Spanish Companies Act (Ley de Sociedades de Capital).

In any case, when a proposal of resolution is passed, all others on the same matter that are incompatible with it shall automatically be withdrawn and thus not be submitted to voting.

2.                  Any matters that are substantially independent should be voted upon separately. In any case, even if they are included in the same item of the agenda, the following must be voted on separately:

(a)              the appointment, ratification and separation of each member of the Board of Directors;

(b)              in the event of the modification of the by-laws, each separate article or interrelated group of articles; and

(c)               any matters to be voted on separately in accordance with the by-laws.

3.                  In order to vote on resolutions the following voting determination system will be used, without prejudice of the Chairperson’s faculties to agree on the use of another alternative system when circumstances so advise: favourable votes will be understood as those corresponding to all shares with voting rights attending the meeting, minus the votes of shares whose owners or proxy holders vote against, in blank or abstain.

4.                  Once the voting for each resolution has concluded, the Chairperson or, by his delegation, the Secretary shall declare the resolution passed or rejected, computing, in such case, the votes casted by distance voting systems in accordance with the provisions set forth in Article 20 of these Regulations.

Article 20 bis. Voting by intermediary entities and proxy delegation

Any entity that legitimately appears as shareholder by virtue of the corresponding accounting registry, but which acts on behalf of other individuals, may, in any case, fraction the vote and exercise it in a divergent manner attending different voting instructions, if such had been received. Said entities may delegate the vote to each of the indirect holders or third parties appointed by these and without limitation as to the number of delegations.

7.3.-                      Amendment of article 11 of the Regulation of the General Shareholders’ Meeting, concerning the shareholders’ system of representation in the General Shareholders’ Meeting, with the aim of completing and developing said representation system.

In view of the mandatory report issued by the Board of Directors, amend article 11 of the Regulation of the General Shareholders’ Meeting, concerning the shareholders’ system of representation in the General Shareholders’ Meeting, with the aim of completing and developing said representation system. The mentioned articles will read as follows (in italics):

Article 11. Representation

1.              Any shareholder with the right to attend according to the provisions of the preceding Article 10 may be represented at the meeting by means of another person, even if such person is not a shareholder, complying with any legal requirements and formalities.

In the event the representation is granted to a legal entity, such entity shall appoint an individual as its proxy representative, as established by the Law.

2.              The representation must be granted on a special basis for each meeting, either in writing or by distance communication systems, as long as the identity of the proxy-holder, the represented shareholder, and the contents of the conferred representation are duly guaranteed. The Company’s web page shall include the procedures and requirements concerning the distance granting of representation.

3.              Those individual shareholders who do not have full capacity to act, as well as corporate shareholders, may be represented by those who exercise, by law, their legal representation, which must be duly proven.

4.              The documents setting out the proxies for the Meeting shall include instructions on the direction of the vote. Unless the shareholder granting the representation expressly states otherwise, it shall be understood that the shareholder gives specific voting instructions in favour of the proposed resolutions drawn up by the Board of Directors regarding the matters included in the Agenda.

The proxy may include any items that, even if not included in the Agenda, may be lawfully resolved at the Shareholders’ General Meeting. If no voting instructions exist because the Meeting is going to resolve on matters that, not being in the Agenda and therefore ignored on the date the proxy is granted, could be submitted to a vote during the Meeting, the proxy-holder shall have to vote in the direction it considers most appropriate, taking into account the interests of the Company and the represented shareholder. The same will apply as regards any proposals of resolutions submitted to the Meeting that have not been drawn up the by Board of Directors.

5.              Unless the represented shareholder expressly states otherwise, if the proxy-holder has a conflict of interest, it shall be understood that the represented shareholder has also appointed, as proxy-

holders, jointly and severally, the Chairman of the Board, and if the latter has a conflict of interest, the Secretary of the Board, and if he also has a conflict of interest, the Vice-Secretaries of the Board following the order of the appointments and, lastly, it will be understood that the proxy is granted to the Company’s Investors Relation Manager.

6.                  If the document, which includes the proxy or delegation, is provided to the Company without expressly stating the name of the proxy-holder, it shall be understood that the represented shareholder has appointed, as proxy-holders, jointly and severally, the Chairman of the Board, and if the latter has a conflict of interest, the Secretary of the Board, and if he also has a conflict of interest, the Vice-Secretaries of the Board following the order of the appointments and, lastly, it will be understood that the proxy is granted to the Company’s Investors Relation Manager. If all the following proxy-holders have conflicts of interest it shall be understood that the represented shareholder abstains from voting.

7.                  The representation may always be revoked. Personal attendance of the represented shareholder to the Meeting shall automatically entail the revocation of the representation.

Eighth.                           Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors.

8.1.-                        Resignation of Mr. Edgar Dalzell Jannotta as a member of the Board of Directors.

To accept the resignation submitted by Mr. Edgar Dalzell Jannotta to his office as member of the Board of Directors of the Company, by means of a letter dated March 31, 2015 and with effects from the date the General Shareholders’ Meeting is held, thanking him for the services rendered to date and approving his management.

8.2.-                        Resignation of Mr. William Brett Ingersoll as a member of the Board of Directors.

To accept the resignation submitted by Mr. William Brett Ingersoll to his office as member of the Board of Directors of the Company, by means of a letter dated March 31, 2015 and with effects from the date the General Shareholders’ Meeting is held, thanking him for the services rendered to date and approving his management.

8.3.-                        Resignation of Thorthol Holdings B.V. as a member of the Board of Directors.

To accept the resignation submitted by Thorthol Holdings B.V., through its representative Mr. José Antonio Grifols Gras, to his office as member of the Board of Directors of the Company, by means of a letter dated March 31, 2015 and with effects from the date the General Shareholders’ Meeting is held, thanking it for the services rendered to date and approving its management.

8.4.-                        Resignation of Mr. Juan Ignacio Twose Roura as a member of the Board of Directors.

To accept the resignation submitted by Mr. Juan Ignacio Twose Roura to his office as member of the Board of Directors of the Company, by means of a letter dated March 31, 2015 and with effects from the date the General Shareholders’ Meeting is held, thanking him for the services rendered to date and approving his management.

8.5.-                        Appointment of Ms. Carina Szpilka Lázaro as a member of the Board of Directors.

To appoint, prior proposal of the Appointments and Remunerations Committee, Ms. Carina Szpilka Lázaro as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Ms. Carina Szpilka Lázaro will be considered an “independent director”.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors’ report, in compliance with the Companies Act

8.6.-                        Appointment of Mr. Iñigo Sánchez-Asiaín Mardones as a member of the Board of Directors.

To appoint, prior proposal of the Appointments and Remunerations Committee, Mr. Iñigo Sánchez-Asiaín Mardones as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Mr. Iñigo Sánchez-Asiaín Mardones will be considered an “independent director”.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors’ report, in compliance with the Companies Act

8.7.-                        Appointment of Mr. Raimon Grifols Roura as a member of the Board of Directors.

To apoint, prior report by the Appointments and Remunerations Committee, Mr. Raimon Grifols Roura as director of the Company for a term of four (4) years. His personal details are recorded with the Commercial Registry under the inscription of his appointment as Secretary of the Board of Directors and have not been altered.

It is expressly stated that, according to the report issued by the Appointments and Remuneration Committee, Mr. Raimon Grifols Roura will be considered a “proprietary director”.

In order to approve this resolution and in compliance with the Companies Act, the shareholders shall be provided with this proposal, the Board of Directors’ report and the abovementioned report of the Appointments and Remunerations Committee.

8.8.-                        Re-election of Ms. Anna Veiga Lluch as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remunerations Committee, Ms. Anna Veiga Lluch, whose data are recorded in the Commercial Registry and have not been altered, as director of the Company for a term of four (4) years.

Ms. Anna Veiga Lluch will continue being considered as an “independent” director.

In order to approve this resolution and in compliance with the Companies Act, the shareholders shall be provided with this proposal and the Board of Directors’ report.

8.9.-                        Re-election of Mr. Tomás Dagá Gelabert as a member of the Board of Directors.

To re-elect, prior report of the Appointments and Remunerations Committee, Mr. Tomás Dagá Gelabert, whose data are recorded in the Commercial Registry and have not been altered, as director of the Company for a term of four (4) years.

Mr. Tomás Dagá Gelabert will continue being considered as an “other external” director.

In order to approve this resolution and in compliance with the Companies Act, the shareholders shall be provided with this proposal, the Board of Directors’ report and the abovementioned report of the Appointments and Remunerations Committee

8.10.-                 Reduction of the number of members of the Board of Directors.

Before the resignations, re-elections and appointments referred to above, the Company’s Board of Directors was composed by thirteen (13) members. As a result of the mentioned changes, it is proposed to reduce the number of members of the Board of Directors to twelve (12) members.

Ninth.                                  Information on the amendments of the Regulations of the Company’s Board of Directors, pursuant to article 528 of the Companies Act.

Pursuant to article 528 of the Companies Act, to inform the shareholders of the amendments of the Regulations of the Company’s Board of Directors, in order to adapt said regulations to the Companies Act currently in force and to introduce certain improvements in its wording. The shareholders have acces to said regulations at the Company’s web site.

Tenth.                                Approval of the Board Members’ remuneration.

To approve the payment of a total gross annual remuneration of EUR 100,000 for the fiscal year 2015, for each of the non-executive members of the Board of Directors, with the exception of those non-executive directors that are rendering paid professional services to the Company or the Group during said fiscal year.

Additionally, to approve (i) for those members of the Board of Directors who are members of the Audit Committee or the Appointments and Remuneration Committee, an additional gross annual remuneration of 25,000 Euro as a result of the heavier workload (their total remuneration shall amount to 125,000 Euros) and (ii) for those members of the Board of Directors who chair the Audit Committee or the Appointments and Remuneration Committee, an additional 25,000 Euros for the performance of their duties as Chairperson (their total remuneration shall amount to 150,000 Euros).

The independent director appointed as Coordinating Director shall receive, for the performance of his/her special duties, an additional gross annual remuneration of 50,000 Euros (his/her total remuneration shall amount to 150,000 Euros).

Under no circumstances shall a non-executive director receive an annual remuneration exceeding 150,000 Euros.

Eleventh.               Consultative vote on the Annual Remunerations Report.

Pursuant to the provisions of article 541.4 of the Companies Act, to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

It is hereby expressly recorded that, in accordance with the transitional provision of Act 31/2014, of 3 December, which modifies the Companies Act in matters of corporate governance, in case that the General Shareholders’ Meeting called to be held on 28 may 2015 on first call and the day after on second call, approves the Annual Remunerations Report on consultative vote, it will be understood that the remuneration policy of the directors contained therein has also been approved as per article 529 novodecies of the Companies Act.

Twelfth.                     Renewal of the resolution of share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital, with the consequent renewal of the delegation of authorities to the Board of Directors for a term of 1 year.  Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexiόn Bursátil) (Continuous Market) and on the NASDAQ.

A)           Share split

It is agreed to carry out a share split of the Company’s shares in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the existing shares (whether of Class A or of Class B).

This share split will take place by means of decrease in the nominal value of the Company’s shares, as a result of which the nominal value of Class A shares will go from the current value of Euro 0.50 per share to Euro 0.25per share, and the nominal value of Class B shares will go from the current value of Euro 0.10 per share to Euro 0.05 per share. Therefore, the number of the Company’s Class A and Class B shares will increase, being multiplied by two.

Once the share split is carried out, in execution of this resolution, the Company’s share capital, the nominal value of which will not change as a result of the share split, will be represented by ordinary Class A shares with a nominal value of Euro 0.25 per share, and by non-voting Class B shares with a nominal value of Euro 0.50 per share.

B)           Information available to shareholders

This resolution has been passed after making available to the shareholders the proposal and Board of Directors’ report.

C)                Application for the listing of the new shares

It is agreed to apply for the listing of the new Class A and Class B shares resulting from the share split on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexiόn Bursátil / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ) and the simultaneous exclusion, if applicable, from trading of the Company’s former Class A and Class B shares, as well as to carry out all the necessary actions and procedures and to file the documents that might be required before the competent bodies of the aforementioned stock exchange markets for the effective listing of the new shares resulting from the share split and the exclusion of trading of the former shares, as the case may be; it is expressly put on record that Grifols agrees to be bound by already existing and future rules related to the Stock Exchange matters and, specially, as regards contracting, continuance and exclusion of official trading. The Board of Directors is empowered, with full power of substitution in any of its members, so that, once the Company’s share split resolution is executed, it can make the relevant applications, prepare and file the relevant documents as it considers appropriate, and carry out all actions required for this purpose.

Likewise, it is agreed to apply for the inclusion of the new Class A and Class B shares resulting from the share split in the accounting registries of the company Sociedad de Gestiόn de los Sistemas de Registro, Compensaciόn y Liquidaciόn de Valores, S.A.U. (Iberclear), granting the Board of Directors, with full power of substitution in any of its members, the performance of such actions as may be required for this purpose.

D)                Delegation of powers to the Board of Directors

The Board of Directors is empowered, with full power of substitution in any of its members and within a maximum term of one (1) year as of the date of this resolution, to determine the date on which this share split must be carried out pursuant to the requirements agreed upon, as well as to set its conditions in all matters not foreseen by the General Meeting, and to redraft article 6 of the Company’s Articles of Association (Share Capital) to adapt it to the new number of Class A and Class B shares into which the share capital will be divided and their corresponding nominal value, carrying out all such actions as may be required for its registration in the Commercial Registry.

Likewise, the Board of Directors is empowered, with full power of substitution in any of its members, to apply for the listing of the new Class A and Class B shares and the exclusion, if applicable, from trading of the Company’s former Class A and Class B shares under the terms set out in paragraph C) above and, in general, to file all such documents or applications as may be required and to carry out all procedures and actions as may be necessary or convenient to fully execute this resolution. .

This resolution will have no effects if the share split to which it refers does not take place within one (1) year as from the date of this resolution.

Thirteenth.                                             Authorization for the derivative acquisition of treasury stock, revoking and leaving without effect the authorization agreed by the Extraordinary General Shareholders’ Meeting of January 25, 2011.

To authorise the Board of Directors of the Company to acquire the Company’s own shares or subscription rights by purchase, exchange, allotment of shares or any other procedure established by Law, whether directly or through any of its subsidiaries, within the limits and subject to the requirements set forth below:

(i)           That for as long as there are Class B shares, the acquisition between Class A and Class B shares is made on a pro-rata basis, for the same price and under the same terms and conditions.

(ii)          That the nominal value of the acquired shares, including the shares owned by the Company or its subsidiaries, does not exceed 10% of the share capital of the Company at any time.

(iii)         That as a consequence of the acquisition, including the shares that the Company or the shares that any individual acting in his own name but on behalf of the Company had previously acquired and have become treasury shares, the Company’s equity is not lower than the share capital plus the unavailable reserves required by law or the Company’s by-laws.

(iv)        That the acquired shares are fully paid-up.

(v)         The maximum acquisition price will be the price of Class A shares listed on the Stock Market on the day the acquisition takes place or, if applicable, the price permitted by the National Securities Market Commission (Comisiόn Nacional del Mercado de Valores). The minimum price will be 100% of the nominal value of each Class A share.

(vi)        This authorization is granted for a maximum term of five years.

(vii)       The acquired shares may be given to the employees or directors of the Group, either directly or as the result of exercising the option rights they are entitled to.

Revoke and declare void the previous authorization for the acquisition of the treasury stock granted by the Extraordinary General Shareholders Meeting on

January 25, 2011.

Fourteenth.                                           Granting of authorities in order to formalize and execute the resolutions passed at the General Shareholders’ Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

*                                         *                                         *

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

ANNEX 2

GRIFOLS, S.A.

PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2014:

Maturity date: 8 June 2015

Class B Shares ISIN code: ES0171996004

Share name: Grifols, S.A.

Number of Class B Shares: 130,712,555

Nominal value: 0.10.-€

Treasury shares: 2,019,285

Total dividend amount: 1,307,126.-€

Gross amount per unit (deducting the treasury shares): 0.01015691.-€

Tax withheld (20%) per unit **: 0.00203138.-€

Net amount per unit: 0.00812553.-€

(**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 29 May 2015

Mr Raimon Grifols Roura
Vice-Secretary to the Board of Directors

ANNEX 3

GRIFOLS, S.A.

DIVIDEND PAYMENT

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, an ordinary dividend of EUR 100,849,671 against the results of the fiscal year ended as at 31 December 2014 will be distributed:

Maturity date: 8 June 2015

ISIN code:

•                  Class A Shares: ES0171996012

•                  Class B Shares: ES0171996004

Share name: Grifols, S.A.

Total number of Shares representing the share capital: 343,777,454

•                  Class A Shares: 213,064,899

•                  Class B Shares: 130,712,555

Nominal value:

•                  Class A Shares: 0.50.-€

•                  Class B Shares: 0.10.-€

Treasury shares:

•                  Class A Shares: 0

•                  Class B Shares: 2,019,285

Total dividend amount: 100,849,671.-€

Gross amount per unit (deducting the treasury shares): 0.29509074.-€

Tax withheld (20%) per unit **: 0.05901815.-€

Net amount per unit: 0.23607259.-€

(**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 29 May 2015

Mr. Raimon Grifols Roura
Vice-Secretary to the Board of Directors

ANNEX 4

GRIFOLS, S.A.

COMPOSITION OF THE AUDIT COMMITTEE AND THE APPOINTMENTS AND
REMUNERATIONS COMMITTEE

Audit Committee

Name	Position	Category
Belén Villalonga Morenés	Chairman	Independent
Carina Szpilka Lázaro	Member	Independent
Steven F. Mayer	Member	Other External
Tomás Dagá Gelabert	Secretary (non-member)	—

Appointments and Remunerations Committee

Name	Position	Category
Marla E. Salmon	Chairman	Independent
Luís Isasi Fernández de Bobadilla	Member	Independent
Raimon Grifols Roura	Member	Proprietary
Núria Martìn Barnés	Secretary (non-member)	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 29, 2015